Exhibit (c)(i)

                          CENTURY PROPERTIES FUND XVI
                            (A Limited Partnership)

                                   NOTE 2 TO
                             FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

2.  TRANSACTIONS WITH THE GENERAL PARTNERS AND AFFILIATES

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partners and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partners and affiliates to Metric Realty Services, L.P., ("MRS") which performed partnership management and other services for the Partnership.

  On January 1, 1993, Metric Management, Inc., ("MMI"), successor to MRS, a company which is not affiliated with the general partners, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement, effective January 1, 1993, no reimbursements were made to the general partners and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to MMI. On December 16, 1993, the services agreement with MMI was modified and, as a result thereof, MGP began directly providing cash management and other Partnership services on various dates commencing December 23, 1993. On March 1, 1994, NPI Management commenced providing certain property management services. Related party expenses for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                          1994         1993       1992
                                         --------    --------    --------
   Property management fees              $103,000    $      -    $113,000
   Reimbursement of expenses:
     Partnership accounting and
      investor services                   129,000           -     107,000
     Professional services                 18,000           -      13,000
                                         --------    --------    --------
   Total                                 $250,000    $      -    $233,000
                                         ========    ========    ========

  Property management fees are included in operating expenses. Reimbursed expenses are primarily included in general and administrative expenses.

  In accordance with the Partnership Agreement, the general partners received a Partnership management incentive allocation equal to five percent of net and taxable income or loss. The general partners were also allocated their two percent continuing interest in the Partnership's net and taxable income or loss after the preceding allocation.